UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934

NxStage Medical, Inc. (Name of Issuer)

Common Stock
(Title of Class of Securities)

67072V103 (CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly
767 Third Avenue
New York, NY 10017
Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

October 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67072V103	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,803,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,803,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,803,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.65%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 67072V103	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,765,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,765,629
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,765,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 67072V103	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,803,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,803,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,803,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.65%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the “Shares”) of Nxstage Medical, Inc. (the “Issuer”), a Delaware company with its principal executive offices located at 4395 Union Street, 5th Floor Laurence, MA 01843.

Item 2.	Identity and Background.

(a)  This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  OrbiMed Advisors LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities, as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital GP III LLC is the general partner of a limited partnership that holds Shares, as more particularly described in Item 6 below.  OrbiMed Capital GP III LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital GP III LLC  are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

Prior to the close of August 26, 2008, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of Caduceus Private Investments III, LP (“Caduceus”) and OrbiMed Associates III, LP (“Associates”), respectively, as more particularly referred to in Item 6 below, caused Caduceus and Associates to purchase in the aggregate 5,718,256 Shares (27,700 Shares purchased on August 26, 2008, 108,900 Shares purchased on August 25, 2008, 26,100 Shares purchased on August 21, 2008, and 5,555,556 Shares purchased on May 23, 2008) and on May 23, 2008 to enter into a Warrant Purchase Agreement to purchase 1,111,111 Shares of the Issuer exercisable immediately and for the duration of five years.

On or prior to the close of September 15, 2010, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, pursuant to their authority under the limited partnership agreements of Caduceus and Associates, respectively, as more particularly referred to in Item 6 below, caused Caduceus and Associates to dispose of in the aggregate 54,000 Shares (all such Shares were purchased more than 60 days prior to September 15, 2010).

On October 13, 2010, OrbiMed Capital GP III LLC, as the general partner of Caduceus, caused Caduceus to make in-kind distributions of 1,000,000 Shares to investors in Caduceus, and OrbiMed Advisors LLC, as the general partner of Associates, caused Associates to make in-kind distributions of 9,524 Shares to investors in Associates, of which 2,356 Shares were distributed directly to OrbiMed Advisors LLC.  All such shares were purchased more than 60 days prior to October 13, 2010.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 7.65% of the outstanding Shares. OrbiMed Capital GP III LLC, as the general partner of Caduceus, may be deemed to be the beneficial owner of approximately 7.57% of the Shares.  OrbiMed Advisors LLC, directly and as the managing member of OrbiMed Capital GP III LLC and the general partner of Associates, may be deemed to be the beneficial owner of approximately 7.65% of the Shares. Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC, may be deemed to be the beneficial owner of approximately 7.65% of the Shares.

None of the Reporting Persons have acquired or disposed of any additional Shares since October 13, 2010.

Item 4.	Purpose of Transaction.

Prior to the close of July 23, 2008, Jonathan T. Silverstein (“Silverstein”), a director of the Issuer, who also is a member of OrbiMed Advisors LLC, was the recipient of a grant of stock options of the Issuer (the “Director’s Stock Options”).  Pursuant to an agreement with the Reporting Persons, Silverstein is obligated to transfer any Shares issued under the Director’s Stock Options to the Reporting Persons, who will distribute the Shares to Caduceus and Associates on a pro-rata basis.

The following table sets forth the transactions with respect to the Director’s Stock Options and includes the Director’s Stock Options’ exercisable date. As of this filing, none of the Director’s Stock Options have been exercised.

Title	Conversion Price	Date Exercisable	Expiration Date	Number of Shares Underlying Security	Ownership of Shares
Director’s Stock Option (right to buy)	$4.36	07/23/2008	07/22/2013	11,667	The amount shown represents (i) options to purchase 11,557 shares of Common Stock held by Caduceus, and (ii) options to purchase 110 shares of Common Stock held by Associates.
Director’s Stock Option (right to buy)	$3.3800	5/28/2009	5/27/2014	14,000	The amount shown represents (i) options to purchase 13,868 shares of Common Stock held by Caduceus, and (ii) options to purchase 132 shares of Common Stock held by Associates.
Director’s Stock Option (right to buy)	$13.3800	5/27/2010	5/26/2015	14,000	The amount shown represents (i) options to purchase 13,868 shares of Common Stock held by Caduceus, and (ii) options to purchase 132 shares of Common Stock held by Associates.

As described more fully in Item 3 above, this statement relates to the disposition of Shares by the Reporting Persons.  The Shares initially had been acquired (and those that continue to be held are held) by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of Caduceus or Associates.

The Reporting Persons previously were granted the right to appoint a representative to the Board of Directors (the “Board”) of the Issuer, so as to permit active monitoring of the operations of the Issuer.  As mentioned above, Silverstein currently serves as the Reporting Person’s representative on the Board.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

 (a)-(b)  As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 7.65% of the issued and outstanding Shares.  As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Isaly share power to direct the vote and to direct the disposition of the Shares described in Item 3.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, OrbiMed Capital GP III LLC is the sole general partner of Caduceus, pursuant to the terms of the limited partnership agreement of Caduceus, and OrbiMed Advisor LLC is the sole managing member of OrbiMed Capital GP III LLC, pursuant to the terms of the limited liability company agreement of OrbiMed Capital GP III LLC. OrbiMed Advisors LLC is also the sole general partner of Associates, pursuant to the terms of the limited partnership agreement of Associates. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC have discretionary investment management authority with respect to the assets of Caduceus and Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus and Associates. The number of outstanding Shares of the Issuer attributable to Caduceus is 2,665,000 Shares and Warrants to purchase 1,100,629 Shares and to Associates is 25,476 Shares and Warrants to purchase 10,482 Shares. OrbiMed Advisors LLC, directly and pursuant to its authority as the managing member of OrbiMed Capital GP III LLC and the general partner of Associates, may be considered to hold indirectly 2,692,832 Shares and Warrants to purchase 1,111,111 Shares and OrbiMed Capital GP III LLC, pursuant to its authority as the general partner of Caduceus, may be considered to hold indirectly 2,665,000 Shares and Warrants to purchase 1,100,629 Shares.

Also as noted in Item 4, Silverstein has been granted a number of Director’s Stock Options and is obligated to transfer any Shares issued pursuant to such Options to the Reporting Persons, who will distribute the Shares to Caduceus and Associates on a pro-rata basis. Accordingly, the number of Director’s Stock Options attributable to Caduceus and Associates is 39,293 and 374, respectively. Of these OrbiMed Advisors LLC may be considered to hold indirectly 39,667 Director’s Stock Options and OrbiMed Capital GP III LLC may be considered to hold indirectly 39,293 Director’s Stock Options.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Description
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2010

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By: OrbiMed Advisors LLC, its managing member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Member OrbiMed Advisors LLC
Michael Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoff Hsu	Member	Member OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC

Schedule II

    The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly	A-1